SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-54118

CUSIP Number: 726048101

(Check One):

[_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR

[_] Form N-CSR

For period ended: February 28, 2013

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

ACM CORPORATION
Full Name of Registrant

Former Name if Applicable

488 Madison Avenue, 12th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

Copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2013 (the “Report”) by the prescribed date of April 15, 2013, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barrett S. DiPaolo	212	400-6900
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Our total operating expenses for the three months ended February 28, 2013 were $4,225, and consisted of $24 in general and administrative expenses and $4,201 in professional fees.  Comparatively, our total operating expenses for the three months ended February 28, 2012 were $19,027, and consisted of $254 in general and administrative expenses and $18,773 in professional fees. We incurred $614 in accrued interest expense during the three months ended February 28, 2013 compared to $0 during the same period of 2012. We therefore recorded a net loss of $4,839 for the three months ended February 28, 2013 compared to $19,027 during the same period of 2012

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

ACM CORPORATION.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 16, 2013	By:	/s/ Greg Bloom

Greg Bloom

President, Secretary and Treasurer